UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ________)*


                                First Regional Bancorp
      ----------------------------------------------------------------------
                                  (Name of Issuer)

                              Common Stock, no par value
      ----------------------------------------------------------------------
                             (Title of Class of Securities)

                                       33615C10
      ---------------------------------------------------------------------
                                     (CUSIP Number)

                                       Mark Rubin
                                1801 Century Park East
                            Century City, California 90067
                                    (310) 552-1776
      ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                                      April 30, 1998
      ---------------------------------------------------------------------
                (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that it is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746(2-98)

CUSIP No.33615C10
---------------------
---------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only).

     Mark Rubin
---------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [X]
---------------------------------------------------------------------------
3.   SEC Use Only
---------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
---------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is
     Required Pursuant to Item 2(d) or 2(e)

     Not Applicable
---------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
---------------------------------------------------------------------------
                   7.    Sole Voting Power

NUMBER OF                Don Levin -- 16,000
SHARES                   Frank Moothart -- 15,000
BENEFICIALLY             Mark Rubin -- 12,000
OWNED BY EACH      -------------------------------------------------------
REPORTING          8.    Shared Voting Power
PERSON WITH
                         Don Levin -- 0
                         Frank Moothart -- 0
                         Mark Rubin -- 460,304
                   -------------------------------------------------------
                   9.    Sole Dispositive Power

                         Don Levin -- 16,000
                         Frank Moothart -- 15,000
                         Mark Rubin -- 12,000
                   -------------------------------------------------------
                   10.   Shared Dispositive Power

                         Don Levin -- 0
                         Frank Moothart -- 0
                         Mark Rubin -- 460,304
---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     472,304
---------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)  [X]

     Each of Messrs. Levin, Moothart and Rubin expressly disclaims beneficial ownership of the shares of Common Stock, no par value, of First Regional Bancorp owned by each other person.  See Item 4.
---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     19.3%
---------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock, no par value ("Shares"), of First Regional Bancorp, a California corporation ("Issuer"), with its principal executive offices located at 1801 Century Park East, Century City, California 90067.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Mark Rubin

(b)  1801 Century Park East, Century City, CA 90067

(c)  President and Vice Chairman of Issuer; Vice Chairman of First Regional Bank

(d)  Not Applicable

(e)  Not Applicable

(f)  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Funds

ITEM 4.  PURPOSE OF TRANSACTION

     Over time, Mr. Rubin has acquired various shares of Issuer through purchases and stock option exercises. He also has transferred certain of his shares to certain trusts over which he retains beneficial ownership. In addition, Mr. Rubin is soliciting proxies for use at the 1998 Annual Meeting of Issuer in favor of the election of his slate of nominees for director. Following the Annual Meeting, and any postponements and/or adjournments thereof, Mr. Rubin's voting power will return to what it was prior to the initiation of the proxy solicitation campaign. Mr. Rubin has no agreements, arrangements or understandings with any parties regarding the voting of any shares following the Annual Meeting.

     Except as set forth above in this Item 4 and below in Item 6, Mr. Rubin has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Don Levin -- 16,000 Shares representing approximately .7% of such class of stock.

     Frank Moothart -- 15,000 Shares representing approximately .6% of such class of stock.

     Mark Rubin -- 472,304 Shares representing approximately 19.3% of such class of stock.

(b) Mr. Levin has sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000 Shares that he beneficially owns, and has no shared power to vote or to direct the vote and to dispose or to direct the disposition of any Shares.

     Mr. Moothart has sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,000 Shares that he beneficially owns, and has no shared power to vote or to direct the vote and to dispose or to direct the disposition of any Shares.

     Mr. Rubin has sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,000 Shares that he beneficially owns. In addition, an aggregate of 460,304 Shares are owned by two (2) trusts, for which both Mr. Rubin and Pamela Rubin, Mr. Rubin's wife, serve as trustees. Consequently, Mr. Rubin has shared power to vote or to direct the vote and to dispose or to direct the disposition of 460,304 Shares with Ms. Rubin.

     Ms. Rubin's address is c/o 1801 Century Park East, Suite 820, Century City, California 90067, and she has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Rubin, during the last five years, has neither been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Rubin is a citizen of the United States of America.

(c)  Not Applicable

(d)  Not Applicable

(e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OR THE ISSUER

     Mr. Rubin is engaged in the solicitation of proxies to elect a slate of directors at the Issuer's 1998 Annual Meeting. Consequently, Mr. Rubin may receive revocable proxies from other shareholders of Issuer which he intends to vote in favor of the nominees presented in his Definitive Proxy Statement, filed with the Securities and Exchange Commission on May 14, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 1998
---------------------
Date




/s/ Mark Rubin
---------------------
Signature

Mark Rubin
Name/Title